Exhibit 99.1

PartnerRe Announces the Retirements of Tad Walker, CEO Property & Casualty and
Marvin Pestcoe, Chief Risk and Actuarial Officer

PEMBROKE, Bermuda, June 28, 2017 - PartnerRe Ltd. announced today that Tad Walker, CEO Property & Casualty and Marvin Pestcoe, Chief Risk and Actuarial Officer, will both retire from the Company at the end of Q1 2018.

Mr. Walker has been with the Company for more than 15 years. He joined PartnerRe as Head of Catastrophe in 2002 and has held the positions of Chief Underwriting Officer for PartnerRe U.S. and President & CEO of North America. In June 2016, Mr. Walker assumed executive responsibility for PartnerRe’s property and casualty worldwide business segment.

PartnerRe President and CEO Emmanuel Clarke said, “Tad has been an important member of PartnerRe’s executive team during a critical period as we transitioned PartnerRe to private ownership and established a new strategy and structure. He assumed the role of CEO of the Property & Casualty business segment with the aim of firmly establishing our new strategy and strengthening the P&C leadership team. With the reorganization settled and with the appointments of James Beedle in Singapore as Head of Asia-Pacific and Humberto Cabrera as Head of Latin America in Miami, Tad has created momentum behind our worldwide P&C strategy. Today we have a very good worldwide team in place, putting PartnerRe in an excellent position to focus on meeting our clients’ needs where they are.”

Mr. Pestcoe first joined PartnerRe in 2001 and held several executive positions with the Company including Chief Investment Officer, Head of Strategic Ventures, and CEO Life & Health, before retiring in 2014. In 2015, Marvin rejoined PartnerRe at the time of the EXOR acquisition, as Interim CEO of Life and Health, and extended his commitment in 2016 by assuming the new role of Chief Risk and Actuarial Officer.

Mr. Clarke said, “I am grateful to Marvin for coming out of retirement first to transition leadership of our Life and Health operations to Marc Archambault and then to establish the role of Chief Risk and Actuarial Officer. Since Marvin first assumed the leadership of Life & Health in 2011, we have significantly expanded our offering to clients, most recently with the acquisition of Aurigen Re in North America. As Chief Risk and Actuarial Officer, Marvin has also strengthened our risk, capital and reserving teams and processes, ensuring they are well positioned for a new executive leader to build upon.

Mr. Clarke concluded, “As Tad and Marvin turn their focus to family and other personal and professional commitments, I would like to thank them for their valuable contribution to establishing the foundation upon which we will build for years to come.”

PartnerRe is conducting external searches for Mr. Walker’s and Mr. Pestcoe’s successors.

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty Lines and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At March 31, 2017, total assets were $22.0 billion, total capital was $8.1 billion and total shareholders’ equity attributable to PartnerRe was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell Investor Contact: Ryan Lipschutz